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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9


                             (Amendment No. 17)

             Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934



                              WLR FOODS, INC.
                         (Name of Subject Company)




                              WLR FOODS, INC.
                    (Name of Person(s) Filing Statement)


                         Common Stock, No Par Value
         (including the associated preferred stock purchase rights)
                       (Title of Class of Securities)


                                929286 10 2
                   (CUSIP Number of Class of Securities)


                              Delbert L. Seitz
                          Chief Financial Officer
                              WLR Foods, Inc.
                               P.O. Box 7000
                          Broadway, Virginia 22815
                               (703) 896-7001
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)


                                 Copies to:


Neil T. Anderson, Esq.                    John W. Flora, Esq.
Sullivan & Cromwell                       Wharton, Aldhizer & Weaver
125 Broad Street                          100 South Mason Street
New York, New York  10004                 Harrisonburg, Virginia  22801
(212) 558-4000                            (703) 434-0316

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            This Amendment No. 17 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated March 14, 1994, as amended (the "Schedule 14D-9"), filed by WLR Foods, Inc., a Virginia corporation (the "Company"), relating to the tender offer disclosed in the Schedule 14D-1, dated March 9, 1994, as amended (the "Schedule 14D-1"), of the bidder, Tyson Foods, Inc., a Delaware corporation (the "Bidder"), to, through its wholly-owned subsidiary, WLR Acquisition Corp., purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 9, 1994, and the related Letter of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the
Schedule 14D-9.


Item 8.     Additional Information to be Furnished.

            Item 8(c) is hereby amended and supplemented by adding thereto the following:

            On Saturday, May 21, 1994, pursuant to a control share acquisition statement delivered by the Bidder to the Company on April 14, 1994, a special meeting of shareholders was held to consider the Tyson Proposal to grant full voting rights to the Shares to be acquired by the Bidder or its "associates" (as defined in the Virginia Control Share Acquisition Statute) pursuant to the Offer and any other Shares that may be deemed to be a part of the control share acquisition. Pursuant to the Company's by-laws, the record date for the special meeting was April 14, 1994. Shareholders of record as of the record date, except holders of "interested shares", were entitled to vote at the special meeting.
At the special meeting, James L. Keeler, President and Chief Executive Officer of the Company, stated that the Company delivered almost six million votes against the Tyson Proposal. Preliminary results of the special meeting tabulated by the inspectors of election are expected to be announced shortly thereafter. Following the special meeting, the Company issued two press releases. The first press release claimed that Bidder's proposal had been soundly defeated and summarized Mr. Keeler's remarks regarding the Company's preliminary tabulation of votes received by the Company and is filed as Exhibit 42 hereto. The second press release attached the speech of Mr. Keeler and comments made at the special meeting by Charles W. Wampler, Jr., Chairman of the Board, and is filed as Exhibit 43 hereto.


Item 9.     Material to be Filed as Exhibits.

            Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 42 --     Press Release, dated May 21, 1994.

Exhibit 43 --     Press Release, dated May 21, 1994.

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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 1994


                                    WLR FOODS, INC.



                                    By:  /s/ James L. Keeler
                                        Name:  James L. Keeler
                                        Title: President and Chief
                                               Executive Officer